Exhibit 1

For Immediate Release

Pointer Telocation Reports 2009 Results with $65.3 Million of Total Revenues

•        $11.7 million EBITDA in 2009
•        $7 million reduction in total loans

Rosh HaAyin, Israel February 24th, 2010 Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR, Tel-Aviv Stock Exchange: PNTR), - a leading developer, manufacturer and operator of advanced command and control technologies and roadside assistance services for the automotive industry, announced today its financial results for the fiscal year ended December 31, 2009.

Financial Highlights

Revenues:
Pointer's total revenues for 2009 decreased 14.8% to $65.3 million compared to $76.6 million in 2008.  While revenues generated from services continued to demonstrate resilience even during a downtrend, the reduction in total revenues was impacted by the global and car industry slowdown and is primarily attributable to the reduction in revenues from sales of products which in 2009 accounted for 31% of revenues as compared with 40% in 2008.

Gross Profit:
In 2009, gross profit decreased 8.4% to $26.9 million as compared to $29.4 million in 2008. As a percentage of revenues, gross margin was 41.2% in 2009, compared to 38.4% in 2008. The improvement in gross margin is primarily attributable to efficiency measures implemented by the Company and that partially offset the impact on profitability from revenue reduction.

Operating Income:
In 2009, Pointer recorded $4.2 million in operating income, compared to $9.3 million for 2008. The reduction in operating income relates to the decrease in revenues and to the one time impairment of $3 million in connection with the decrease in activity of one of former-Cellocator customers that necessitated impairing intangible assets.

Net Income:  Pointer recorded a net loss attributable to Pointer’s shareholders for the year ended December 31, 2009 of $2.1 million, or ($0.47) per share, as compared to net income of $2.4 million, or $0.5 per share, in 2008. Net income attributable to a non-controlling interest in affiliates in 2009 was $2.6 million compared to $2.2 million in 2008. For 2009, net income, before giving effect to the exclusion of those earnings relating to non-controlling interests in accordance with SFAS 160, was $0.5 million.

EBITDA: Pointer's EBITDA in 2009 $11.7 million as compared to $15.4 million in 2008

Total Liabilities to banks and others decreased by $7 million to $24.6 million at December 31, 2009 compared to $31.7 million at December 31, 2008.

Danny Stern, Pointer CEO, said: "Pointer's 2009 financial results were significantly impacted by the major global slowdown and its impact on the automotive and car related industries. While our services continued to demonstrate resilience even during a downtrend, revenues generated by our sales of products and technology suffered from the declining car market. The decrease in revenues necessitated impairing intangible assets in the amount of $3 million.

Despite the unfavorable conditions, we maintained our investments in R&D, firm in our belief that introducing innovative and broader product lines will enable us to strengthen ties with customers and generate enhanced revenues commensurate with improvements in the global economy and automotive industry.

Looking forward - for the Products and Technology division, we began 2010 with an increase in the number of our customers. We believe that our improved gross margins and new generation products that were introduced in 2009 together with new products to be introduced in the second half 2010, will help support growth with improved profitability", concluded Mr. Stern

Conference Call Information:
Pointer's management will host today, February 24th, 2010 a conference call with the investment community to review and discuss the financial results:

Conference call will take place on 9:30 AM EST, 16:30 Israel time.

To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

  From USA: +1-888-668-9141

From Israel: 03-918-0610

A replay will be available from Feb 25th, 2010 at the company website: www.pointer.com.

Reconciliation between results on a GAAP and Non-GAAP basis.
Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows. Pointer uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes,  depreciation and amortization including in respect of our non-cash impairment charge related to the fair market value of the business with certain customers from our acquisition of Cellocator. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges that are considered by management to be outside of our core operating results.

EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our three most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” "anticipate," “intend,” "seems," “plan,” "aim," “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 400,000 vehicles across the globe: the UK, Greece, Mexico, Argentina, Brazil, Russia, Croatia, Germany, Czech Republic, Latvia, Turkey, Hong Kong, Singapore, India, Costa Rica, Norway, Venezuela, Hungary, Israel and more. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. In 2004, Cellocator was selected as the official security and location equipment supplier for the Olympic Games in Athens. For more information: www.pointer.com.

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Yael Nevat, Commitment-IR.com
Tel.; 972-3-572 3111	Tel: 972-9-741 8866, 972-50-7626215
E-mail: zvif@pointer.com	E-mail: yael@commitment-IR.com

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	2008
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,209	$2,708
Trade receivables, net	11,619	13,509
Other accounts receivable and prepaid expenses	3,033	2,774
Inventories	2,219	3,999

Total current assets	20,080	22,990

LONG-TERM ASSETS:
Long-term accounts receivable	673	339
Severance pay fund	6,070	4,925
Property and equipment, net	9,401	7,998
Deferred income taxes	507	1,037
Other intangible assets, net	9,022	14,894
Goodwill	51,220	50,416

Total long-term assets	76,893	79,609

Total assets	$96,973	$102,599

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	2008
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$9,146	$7,849
Trade payables	8,639	8,613
Deferred revenues and customer advances	8,253	8,701
Other accounts payable and accrued expenses	6,211	5,694

Total current liabilities	32,249	30,857

LONG-TERM LIABILITIES:
Long-term loans from banks	14,493	20,520
Long-term loans from shareholders and others	963	3,305
Other long-term liabilities	658	355
Accrued severance pay	7,131	6,375

Total long term liabilities	23,245	30,555

SHAREHOLDERS' EQUITY *)	41,479	41,187

Total liabilities and shareholders' equity	$96,973	$102,599

*)           Reclassification due to the adoption of SFAS 160.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2009	2008	2007
	Unaudited

Revenues:
Products	$20,038	$30,645	$15,821
Services	45,287	46,010	35,806

Total revenues	65,325	76,655	51,627

Cost of revenues:
Products	10,774	16,392	9,414
Services	26,645	29,869	23,034
Amortization of intangible assets	976	980	277

Total cost of revenues	38,395	47,241	32,725

Gross profit	26,930	29,414	18,902

Operating expenses:
Research and development, net	2,817	2,511	1,675
Selling and marketing	6,249	6,934	4,934
General and administrative	8,788	8,311	6,209
Amortization of intangible assets	1,942	2,365	1,877
Impairment of intangible asset	2,959	-	-

Total operating expenses	22,755	20,121	14,695

Operating income	4,175	9,293	4,207
Financial expenses, net	2,074	4,054	2,814
Other expenses (income), net	16	(22)	12

Income (loss) before taxes on income	2,085	5,261	1,381
Taxes on income	887	640	353

Income after Income taxes	1,198	4,621	1,028
Equity in losses of affiliate	677	-	-

Net income *)	521	4,621	1,028

Less: net income attributable to the noncontrolling interest	2,632	2,248	1,366

Net income (loss) attributable to Pointer's shareholders	$(2,111)	$2,373	$(338)

Basic net earnings (loss) per share	$(0.44)	$0.51	$(0.08)

Diluted net earnings (loss) per share	$(0.47)	$0.50	$(0.08)

*)           Reclassification due to the adoption of SFAS 160.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2008	2007
	Unaudited

Cash flows from operating activities:

Net income *)	$521	$4,621	$1,028
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment	8,256	6,918	5,273
Accrued interest and exchange rate changes of convertible debenture and long-term loans	(85)	1,187	750
Accrued severance pay, net	(400)	619	(70)
Gain from sale of property and equipment, net	(377)	(36)	(182)
Equity in losses of affiliate	677	-	-
Amortization of deferred stock-based compensation	367	350	783
Decrease (increase) in trade receivables, net	1,995	(1,773)	(1,172)
Increase in other accounts receivable and prepaid expenses	(308)	(6)	(421)
Decrease (increase) in inventories	128	(2,088)	(395)
Write-off of inventories	124	112	150
Deferred income taxes	773	(178)	(174)
Decrease (increase) in long-term accounts receivable	(493)	23	(141)
Decrease (increase) in trade payables	(413)	888	730
Increase (decrease) in other accounts payable and accrued expenses	461	379	1,855

Net cash provided by operating activities	11,226	11,016	8,014

Cash flows from investing activities:

Decrease (increase) in other account receivables	279	(357)	-
Purchase of property and equipment	(3,442)	(3,476)	(2,638)
Proceeds from sale of property and equipment	1,215	605	860
Investments in affiliate	(640)	-	-
Acquisition of Cellocator (a)	-	-	(16,571)
Acquisition of subsidiary (b)	(38)	-	-
Acquisition of other intangible assets	-	-	(117)

Net cash used in investing activities	(2,626)	(3,228)	(18,466)

Cash flows from financing activities:

Receipt of long-term loans from banks	-	9,064	5,000
Repayment of long-term loans from banks	(6,027)	(4,930)	(4,347)
Repayment of long-term loans from others	(32)	(10,201)	(2,767)
Dividend paid to the noncontrolling interest	(871)	-	-
Proceeds from issuance of shares and exercise of warrants, net	-	1,000	9,588
Short-term bank credit, net	(983)	(970)	(1,752)

Net cash provided by (used in) financing activities	(7,913)	(6,037)	5,722

Effect of exchange rate changes on cash and cash equivalents	(186)	(243)	80

Increase (decrease) in cash and cash equivalents	501	1,508	(4,650)
Cash and cash equivalents at the beginning of the year	2,708	1,200	5,850

Cash and cash equivalents at the end of the year	$3,209	$2,708	$1,200

*)           Reclassification due to the adoption of SFAS 160.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2009	2008	2007
		Unaudited
(a)	Acquisition of Cellocator and Matan activities:

	Fair value of assets acquired and liabilities assumed at date of acquisition:

	Working capital	$-	$-	$(1,323)
	Property and equipment	-	-	(151)
	Customer related intangibles	-	-	(3,943)
	Brand name	-	-	(1,775)
	Developed technology	-	-	(4,890)
	Goodwill	-	-	(8,750)
	Accrued severance pay, net	-	-	20

		-	-	(20,812)

	Fair value of shares issued	-	-	1,430
	Fair value of convertible debentures	-	-	1,951
	Accrued expenses	-	-	860

		-	-	4,241

		$-	$-	$(16,571)
(b)	Acquisition of subsidiary:

	Fair value of assets acquired and liabilities assumed at date of acquisition:

	Working capital	(112)	$-	$-
	Property and equipment	60	-	-
	Customer list	24	-	-
	Goodwill	456	-	-
	Accrued severance pay, net	(12)	-	-
	Shareholders loan	(122)	-	-
	Minority interest	(256)	-	-

		$38	$-	$-

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

Reconciliation of GAAP net income to EBITDA

CONDENSED EBITDA

US dollars in thousands

	Year ended December 31,
	2009	2008	2007

Net income as reported	$521	$4,621	$1,028

Non GAAP adjustment:
Financial expenses, net	2,074	4,054	2,814
Taxes on income	887	640	353
Depreciation, amortization and impairment	8,254	6,116	4,787

EBITDA	$11,736	$15,431	$8,982